UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC   20549


                           SCHEDULE TO


    Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
              of the Securities Exchange Act of 1934
                        (Amendment No.___)


    DECADE COMPANIES INCOME PROPERTIES, A LIMITED PARTNERSHIP
                (Name of Subject Company (issuer))

    DECADE COMPANIES INCOME PROPERTIES, A LIMITED PARTNERSHIP
          (Name of Filing Persons (issuer and offeror))

                  Limited Partnership Interests
                  (Title of Class of Securities)

                               N/A
              (CUSIP Number of Class of Securities)

                    Calculation of Filing Fee

     Transaction valuations*       Amount of filing fee
          Not Applicable                Not Applicable
     *Set forth the amount on which the filing fee is calculated and state how it was determined.

          Check the box if any part of the fee is offset as provided by Rule -011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:
          Form or Registration No.:
          Filing Party:
          Date File:

  X Check this box if the filing relates solely to designate any transactions to which the statement relates:


          Check the appropriate boxes below to designate any transactions to which the statement relates:

                 Third-party tender offer subject to Rule 14d-1. Issuer tender offer subject to Rule 13e-4. Going-private transaction subject to Rule 13e-3. Amendments to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: .

Items 1 -11.

Not applicable.

Item 12. Exhibits.

Text of Letter dated March 30, 2002 sent to limited partners of Decade Companies Income Properties - A Limited Partnership.

March 30, 2002


RE: Decade Companies Income Properties

Dear Investor:

Enclosed with this letter is the Annual Report on Form 10-KSB for 2001 which has been filed with the Securities and Exchange Commission. This report includes the annual financial statements audited by Virchow, Krause & Co. LLP along with management's discussion and analysis for the year 2001, including the financial condition of the Partnership, the results of operations, liquidity, capital resources, and prospective information.

The recent sale of The Meadows II Apartments created an opportunity for the Partnership to assess its future course of action. Several alternatives are under consideration, as set forth on pages 33 through 37 of the enclosed Form 10-KSB for fiscal 2001.

One conclusion recently determined is the Partnership will make a cash offer to purchase and retire Interests held by Limited Partners. The offer price would be based on a valuation of the remaining two Florida properties along with the net proceeds from the sale of The Meadows II Apartments and other Partnership obligations, and is expected to exceed $775 per Interest.

One of the purposes of the repurchase offer would be to attempt to reduce the number of Limited Partners to fewer than 300 in order to qualify to terminate the registration of its Interests under the Securities Exchange Act of 1934. The termination of registration of the Interests under the Exchange Act would likely reduce certain of the Partnership's administrative costs, such as legal, accounting, printing, mailing and investor communications expenses.

Once it becomes available and you receive the Offer to Purchase, you should carefully read it because it will contain important information regarding the terms and conditions of the tender offer.

The Partnership will send you the tender offer statement free of charge upon commencement of the tender offer. The tender offer statement and other documents filed by the Partnership are available at no charge on the SEC's website (www.sec.gov).

The next cash distribution for the quarter ended March 31, 2002 is scheduled to be mailed on April 19, 2002. It is important to remember that only Limited Partners of record as of April 19, 2002 will receive such cash distribution.

Very truly yours,

/s/ Michael Sweet
Michael Sweet
Partnership Manager

MS/mt
Enclosure